McMoRan Exploration Co. 1615 Poydras Street New Orleans, LA 70112
November 5, 2010
Via EDGAR and Facsimile
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Tracey L. McNeil

Re:	McMoRan Exploration Co. Schedule 14A Preliminary Proxy Statement Filed October 5, 2010 File No. 001-07791
Dear Ms. McNeil:
     On behalf of McMoRan Exploration Co. (“McMoRan,” the “Company” or “we”), we are submitting this letter in response to the comments received from the Securities and Exchange Commission’s staff (the “Staff”) by facsimile dated November 3, 2010, in connection with the Company’s preliminary proxy statement filed with the Securities and Exchange Commission on October 5, 2010. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response. In accordance with the Staff’s letter, today we have filed an amended Schedule 14A Preliminary Proxy Statement; all references to our proxy statement in the responses below are references to this amended filing. Also, capitalized terms in the responses have the meanings set forth in our proxy statement unless otherwise indicated.
Letter to Shareholders
     Comment 1: Here, and in the Summary, indicate the affiliation between you and FCX.
     Response 1: In response to the Staff’s comment, we have revised both the letter to shareholders and the summary to indicate the affiliation between McMoRan and FCX as reflected below (new language underlined):

Securities and Exchange Commission
November 5, 2010

Letter to Shareholders
“Our common stock is listed on, and we are subject to the rules of, the New York Stock Exchange. The NYSE Listed Company Manual requires stockholder approval of (1) the issuance to PXP of shares of our common stock in connection with the Acquisition and (2) the issuance to FCX of shares of our 5 3/4% Convertible Perpetual Preferred Stock and the shares of our common stock issuable upon conversion of those shares. Several of our directors and executive officers also serve as directors or officers of FCX. At the special meeting, holders of shares of our common stock will be asked to consider and vote on proposals to approve each of these proposed stock issuances. Our board of directors unanimously recommends that our stockholders vote “FOR” each of these Proposals.”
Summary Term Sheet of the Acquisition (page 3 of the proxy statement)
“Interests of Certain Persons: Several of our directors and executive officers also serve as directors or officers of FCX. James R. Moffett, Richard C. Adkerson, B. M. Rankin, Jr., Robert A. Day, Gerald J. Ford and H. Devon Graham, Jr., each of whom is a director of our company, also serve as directors of FCX. Messrs. Moffett and Adkerson and Ms. Kathleen L. Quirk, each of whom is an executive officer of our company, are also executive officers of FCX. In addition, Ms. Nancy D. Parmelee, an executive officer of our company, is also an officer of FCX. After the transactions, these individuals, as a group, will beneficially own approximately % of our outstanding common stock. In addition, we are a party to a services agreement with FM Services Company (the “Services Company”), a wholly owned subsidiary of FCX, under which the Services Company provides us with executive, technical, administrative, accounting, financial, tax and other services pursuant to a fixed fee arrangement. The Services Company also provides similar services to FCX. In 2009, we incurred approximately $8.4 million of costs under the services agreement.”
Summary Term Sheet of the Acquisition, page 1
Closing Conditions, page 1
     Comment 2: Disclose explicitly which if any conditions have been satisfied, and state which conditions are waivable. Also disclose for each listed condition whether the waiver of a given condition would be deemed material and would warrant resolicitation of the vote.
     Response 2: In response to the Staff’s comment, we have added the following language in the sections titled “Summary Term Sheet of the Acquisition — Closing Conditions” on page 2 of the proxy statement and “The Transactions — The Acquisition — Closing Conditions” on page 13 of the proxy statement (new language underlined):

Securities and Exchange Commission
November 5, 2010

“On October 13, 2010, the Federal Trade Commission granted early termination of the waiting period under the HSR Act, satisfying the closing condition described above. Each of the conditions described above is waivable by the parties if permitted by applicable law. We will not be permitted to waive the closing condition for stockholder approval of the PXP Issuance under applicable rules of the NYSE. We expect these conditions to be satisfied prior to the closing of the Acquisition, but we may waive an unsatisfied condition to the extent permitted. We will not resolicit stockholders’ approval of Proposal No. 1 in the event a condition to closing is waived.”
      In response to the Staff’s comment, we have also added the following language in the section titled “The Transactions — Transaction with FCX — FCX Purchase Agreement” on page 15 of the proxy statement (new language underlined):
“Each of the conditions described above is waivable by the parties if permitted by applicable law. We will not be permitted to waive the closing condition for stockholder approval of the FCX Issuance under applicable rules of the NYSE. We expect these conditions to be satisfied prior to the closing of the FCX Issuance, but we may waive an unsatisfied condition to the extent permitted. We will not resolicit stockholders’ approval of Proposal No. 2 in the event a condition to closing is waived.”
The Transactions, page 9
     Comment 3: We note your disclosure that “the agreements entered into in connection with the transactions . . . were included as exhibits to the Current Report on Form 8-K filed by us with the SEC on October ___, 2010, and are incorporated herein by reference.” To date, no such Form 8-K has been filed. Please advise.
     Response 3: The agreements will be filed with our Form 10-Q for the quarter ended September 30, 2010, which will be filed with the Commission no later than November 9, 2010. Accordingly, we have revised the disclosure as follows (new language underlined):
“While we believe that the summary below describes the material terms of the agreements entered into in connection with the transactions, it may not contain all of the information that is important to you, and is qualified in its entirety by the agreements themselves, which were included as exhibits to ~~the Current Report on Form 8-K~~ our quarterly report on Form 10-Q for the quarter ended September 30, 2010, filed ~~by us~~ with the SEC on ~~October~~ November , 2010, and are incorporated herein by reference.”
     Comment 4: Expand your disclosures to explain the nexus between the acquisition of the PXP assets and the Financing Transactions. Explain why the Plan of Merger is contingent upon the Financing Transactions. Address also how you will utilize the proceeds of that financing.

Securities and Exchange Commission
November 5, 2010

     Response 4: In response to the Staff’s comment, we have expanded our disclosures to (1) explain the nexus between the acquisition of the PXP assets and the Financing Transactions, (2) explain why the Plan of Merger is contingent upon the Financing Transactions and (3) address how we will utilize the proceeds of that financing by inserting the language below as a new third paragraph under the “The Transactions — The Acquisition” on page 11 of the proxy statement (new language underlined):
“Our existing interests in our exploration properties and the interests in the properties that we have agreed to acquire from PXP will require significant exploration and development expenditures to realize future values. Upon completion of the Acquisition, PXP will become a significant stockholder of McMoRan. As a result, an important consideration for us and PXP in negotiating and consummating the transaction was to ensure that we will be sufficiently capitalized to pursue aggressively future exploration and development on our expanded asset base. Accordingly, a condition to the completion of the Acquisition under the Merger Agreement is the concurrent completion of the $900 million financing transactions described below. The proceeds from these financing transactions will be used primarily to fund future capital expenditures of our exploration and development program. A portion of the proceeds may also be used for general corporate purposes.”
Transaction with FCX, page 13
Special Committee of Independent Directors, page 15
      Comment 5: We note your disclosure that on June 8, 2010, your board appointed Messrs. Bush and Carmichael as the members of the special committee “with the power and authority to oversee McMoRan’s efforts to evaluate a potential financing transaction with FCX.” As Messrs. Bush and Carmichael were also first appointed to the board of directors on June 8, 2010, expand your disclosure to summarize the experiences, qualifications, attributes, skills, and knowledge of your company that caused the board to determine that they should comprise the special committee. We further note that in August 2010, this special committee was granted expanded authority to “enter into alternative financing transactions not involving FCX.”
     Response 5: In response to the Staff’s comment, we have expanded our disclosure to summarize the experiences, qualifications, attributes, skills, and knowledge of our company that caused the board to determine that Messrs. Bush and Carmichael should comprise the special committee as reflected below (new language underlined). This expanded disclosure is included in a new section that we have added under Proposal No. 2 in response to the Staff’s Comment 6 titled “Background of the Transaction with FCX” beginning on page 28 of the proxy statement, which is included as Appendix B. Please note that in August 2010, the special committee was not granted expanded authority to “enter into alternative financing transactions not involving FCX” as reflected in Comment 5; rather the expanded authority permitted the special committee to review, evaluate and consider whether to recommend to the board any alternative financing transaction not involving FCX. See page 31 of the proxy statement.

Securities and Exchange Commission
November 5, 2010

“While Messrs. Bush and Carmichael have limited tenures as directors of McMoRan, both directors are independent and have extensive finance and investment experience that was appropriate for their oversight of McMoRan’s efforts to evaluate a potential FCX financing transaction from an independent perspective.

Mr. Bush is an experienced financial leader, with an extensive background in banking and financial consulting. He has served as a director of McMoRan since June 8, 2010. Mr. Bush has served as President and Chief Executive Officer of Hibernia Homestead Bancorp since June 2008 and of Hibernia Homestead Bank since July 2004. Prior to serving in this capacity, Mr. Bush served as a financial consultant with Chaffe & Associates, New Orleans, Louisiana from 2003 until July 2004 and with School Street Capital Group, Boston, Massachusetts from 2000 to 2002. Prior to 2000, Mr. Bush served as President, Chief Executive Officer and Director of Jefferson Guaranty Bank, Metairie, Louisiana and in various executive capacities with First National Bank of Commerce, New Orleans, Louisiana. Our board determined that Mr. Bush’s background in banking and financial consulting, combined with his extensive knowledge of investment principles and capital markets, provided him with the qualifications and skills necessary to serve as a valuable member of the McMoRan Special Committee.

Mr. Carmichael is also an experienced financial leader, with extensive experience in corporate finance, accounting, and financial management. He has also served as a director of McMoRan since June 8, 2010. Mr. Carmichael currently serves as Chairman of the Board of Trustees of the Columbia Funds Series Trust, Columbia Funds Series Trust II, Columbia Funds Master Investment Trust, and Columbia Funds Variable Insurance Trust I. From 1998 to 2001 Mr. Carmichael was Senior Managing Director of The Succession Fund, which he co-founded in 1998. Prior to The Succession Fund, Mr. Carmichael served for 26 years in various financial positions with global consumer product companies, including Senior Vice President of Sara Lee Corporation from 1991 to 1993, Senior Vice President of Beatrice Foods from 1984 to 1990, Chief Financial Officer of Beatrice Foods from 1987 to 1990, and from 1973 to 1984 as Vice President of Esmark, Inc. Mr. Carmichael has served as a director of Cobra Electronics Corporation since 1994, and during the past five years he also has served as a director of Spectrum Brands (formerly Rayovac Corporation; from August 2002 to August 2009), and Simmons Company (from May 2004 to January 2010). Our board determined that Mr. Carmichael’s extensive experience in corporate finance, accounting, and financial management, combined with his experience serving on boards of other public companies, provided him with the qualifications and skills necessary to serve as a valuable member of the McMoRan Special Committee.”
     Comment 6: We note the disclosure in the first paragraph on page 16 regarding “numerous formal meetings and . . . additional informal meetings and discussions” held between

Securities and Exchange Commission
November 5, 2010

June 8, 2010 and September 19, 2010. We note comparable references under Proposal No. 1. Expand your disclosure to include, in chronological order, material information relevant to the decisions made or actions taken. The disclosure should clarify how the terms were developed and the manner in which you valued the assets being acquired from PXP. We note, among other things, your reference on page 10 to “[i]ndependent reserve estimates for the proved reserves being acquired.” Address also how you arrived at the securities to be issued in the Financing Transactions and the terms of those securities. To the extent relevant:
•	summarize the content of each meeting and discussion and the conclusions reached; and

•	provide a brief description of the issues and questions raised by the board of directors, special committee, and the financial advisors during each such meeting and discussion.
     Response 6: In response to the Staff’s comment, we have (1) expanded our disclosures under “Proposal No. 1 — Background of the Acquisition” on pages 23 — 25 of the proxy statement, which is included as Appendix A (marked to show revisions) and (2) added under Proposal No. 2 a new section titled “Background of the Transaction with FCX” on pages 28-33 of the proxy statement, which is included as Appendix B.
     Comment 7: We note your disclosure that Tudor Pickering and Houlihan Lokey rendered written opinions to the special committee. Item 14(b)(6) of Schedule 14A requires that “[i]f a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and is referred to in the proxy statement, furnish the information required by Item 1015(b) of the Regulation M-A.” Please furnish a summary that includes the following information:
•	the method used to select Tudor Pickering and Houlihan Lokey;

•	the qualifications of Tudor Pickering and Houlihan Lokey;

•	any material relationship that existed during the last two years or is contemplated and any compensation received or to be received as a result of any such relationship between the company and Tudor Pickering and Houlihan Lokey, including any affiliates of each;

•	whether the company or the special committee determined, or whether Houlihan Lokey recommended, the consideration of the transaction with FCX;

•	any instructions received by Tudor Pickering and Houlihan Lokey; and

•	any limitations imposed on the scope of the Tudor Pickering and Houlihan Lokey reviews.

Securities and Exchange Commission
November 5, 2010

     Response 7: We have included additional disclosures under “Proposal No. 2 — Background of the Transaction with FCX” on pages 28-33 of the proxy statement, which is included as Appendix B; these disclosures are responsive to many of the points set forth in the Staff’s comment. As more fully set forth below, however, we respectfully submit that neither the opinion of Tudor Pickering nor the opinion of Houlihan Lokey are materially related to a transaction to which Item 14 of Schedule 14A applies.
     The opinions of Tudor Pickering and Houlihan Lokey relate only to a financing transaction with FCX that is not an Item 14 Transaction (as defined below) and do not address any aspect of an Item 14 Transaction. The opinions of Tudor Pickering and Houlihan Lokey were addressed and provided to the McMoRan Special Committee for use in connection with the McMoRan Special Committee’s consideration of the FCX Issuance and not for any other purpose. The McMoRan Special Committee was not requested to and did not make any evaluation or recommendation to our board of directors with respect to any Item 14 Transaction. Item 14(a) of Schedule 14A specifies the scope of transactions to which Item 14 of Schedule 14A applies. For purposes of this response, references to “Item 14 Transactions” constitute references to the type of transactions specified in items (1) through (5) of Item 14(a) of Schedule 14A. Specifically, Item 14(a) states that “[i]f action is to be taken with respect to any Item 14 Transaction, “the information required by Item 14 of Schedule 14A must be provided.”
     The proposed FCX Issuance that is the subject of Proposal No. 2 is a financing transaction that does not constitute an Item 14 Transaction. Neither of the opinions of Tudor Pickering or Houlihan Lokey address any aspect or implication of the Acquisition; instead, as described on page 18 of our proxy statement, such opinions only address (1) in the case of the Tudor Pickering opinion, whether, as of the date of such opinion, “the financial terms of the FCX Transaction were, in respect of McMoRan, representative of an arms’ length transaction”, and (2) in the case of the Houlihan Lokey opinion, whether, as of the date of such opinion, the consideration to be received by McMoRan in exchange for the FCX Issuance is fair to McMoRan from a financial point of view. As described in our response to Comment 4 above, the proceeds from the FCX Issuance will be used primarily to fund future capital expenditures of our exploration and development program. A portion of the proceeds may also be used for general corporate purposes. We respectfully submit, therefore, that neither the opinion of Tudor Pickering nor the opinion of Houlihan Lokey constitute opinions within the scope of the requirement of Item 14(b)(6) of Schedule 14A, which Item requires information regarding any “report, opinion of appraisal materially relating to [an Item 14 Transaction] ... received from an outside party.” As a result, we are not required to furnish the information required by Item 1015(b) of Regulation M-A.
     Comment 8: Please also provide us a copy of the written opinions provided by Tudor Pickering and Houlihan Lokey for our review.
     Response 8: Copies of the opinions of Tudor Pickering and Houlihan Lokey will be supplementally provided to the Staff under separate cover letters from counsel to Tudor Pickering and counsel to Houlihan Lokey, respectively, requesting confidential treatment of the opinions.

Securities and Exchange Commission
November 5, 2010

Background of the Acquisition, page 19
      Comment 9: Please provide expanded disclosure for the meetings and discussions related to the PXP acquisition held between June 2010 and September 19, 2010. Refer to our comment 6 above.
     Response 9: In response to the Staff’s comment, we have expanded our disclosures under “Proposal No. 1 — Background of the Acquisition” on pages 22 — 24 of the proxy statement, which is included as Appendix A (marked to show revisions).
     Comment 10: We note your disclosure on page 20 that “[d]uring June and July, McMoRan and its financial advisor had discussions with PXP . . . .” Please disclose the name of this financial advisor.
     Response 10: In response to the Staff’s comment, we have revised our disclosure in the proxy statement to include the name of the financial advisor, Hanover Advisors LLC.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page B-1
     Comment 11: We note your statement that the Pro Forma Statements are provided for illustrative purposes only and do not purport to represent the results of operations for any future date or period. As requested in our letter to you dated September 23, 2010, please expand your disclosures to clarify that the pro forma statement of operations are not indicative of your operations going forward because they necessarily exclude various operating expenses, similar to the disclosures you make on page A-4.
     Response 11: In response to the Staff’s comment, we have revised the third paragraph on page B-1 of the proxy statement as follows (new language underlined):
“The Pro Forma Statements are provided for illustrative purposes only and do not purport to represent what McMoRan’s financial position or results of operations would have been had the Acquisition and/or Financing Transactions been consummated on the dates indicated or the financial position or results of operations for any future date or period. The pro forma statements of operations are not necessarily indicative of McMoRan’s operations going forward because the presentation of the operations of the Acquired Properties is limited to only the revenues and direct operating expenses related thereto, while other operating expenses related to these properties have been excluded. The unaudited pro forma condensed consolidated balance sheet was prepared assuming that the Acquisition and Financing Transactions had occurred on June 30, 2010. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2009 and for the six months ended June 30, 2010 were prepared assuming the Acquisition and Financing Transactions had occurred on January 1, 2009.”

Securities and Exchange Commission
November 5, 2010

     Comment 12: We understand that you utilize the Successful Efforts Method of accounting for your oil and gas properties while Plains Exploration & Production Company utilizes the Full Cost Method. To the extent that your pro forma adjustments are due to the transition from full cost accounting to successful efforts accounting, please expand your disclosure of the respective adjustments to clarify this point.
     Response 12: There are three pro forma adjustments (footnotes (d)- depletion, depreciation and amortization expense; (e)- impairment expense; and (f)- exploration expense) that relate, in part, to application of the Successful Efforts Method of accounting followed by us. In response to the Staff’s comment, we have revised the footnotes as follows (new language underlined):
Footnote (d)
“Represents the estimated depletion, depreciation and amortization expense associated with the proved properties acquired and other related asset retirement obligations assumed in the Acquisition for the respective periods presented under the Successful Efforts Method of accounting applied by McMoRan, assuming those properties had been acquired on January 1, 2009. Under the Successful Efforts Method, depletion, depreciation and amortization expense for proved properties is calculated on a field by field basis using the units of production method. Production for the PXP Properties totaled approximately 24.3 Bcfe for 2009 and 10.7 Bcfe for six months ended June 30, 2010. For purposes of these Pro Forma Statements, the preliminary allocation of acquisition costs to property, plant and equipment has been apportioned as $150 million to proved producing oil and gas properties, with the remaining portions of the assumed purchase consideration allocated to the proved undeveloped, and to a much greater extent, unevaluated oil and gas property categories. See footnote “a” above.

Footnote (e)
“Represents the incremental impairment charge (under the Successful Efforts Method of accounting applied by McMoRan) that would have been recorded in the first quarter of 2010 associated with the acquisition of PXP’s interest in a jointly owned proved undeveloped property, assuming that interest had been acquired on January 1, 2009.”

Footnote (f)
“Represents the incremental charge (under the Successful Efforts Method of accounting applied by McMoRan) associated with the acquisition of PXP’s interests in certain jointly owned exploratory drilling prospects determined to be non-productive in the respective periods presented, assuming those interests had been acquired on January 1, 2009.”

Securities and Exchange Commission
November 5, 2010

In addition to the above, please also refer to our response to Comment 14.
     Comment 13: Please tell us how the adjustments for estimated incremental future charges made to your Pro Forma Statements of Operations described in footnotes (c) and (g) comply with the criteria in Rule 11-02(b)(6) of Regulation S-X which requires that adjustments to the Pro Forma Income Statement include only those that are directly attributable to the transaction, are expected to have a continuing impact, and are factually supportable.
     Response 13: We prepared the Pro Forma Statements to provide investors with information concerning how we believe the Acquisition and Financing Transactions will have a continuing impact on our financial results in accordance with the Commission’s rules and regulations. We understand that Rule 11-02 (b)(6) of Regulation S-X requires that adjustments to the pro forma statements of operations include only those items that are directly attributable to the transaction, are expected to have a continuing impact, and are factually supportable.
     The pro forma adjustment in footnote (c) relates to the incremental insurance cost associated with including the acquired PXP property interests under our existing property insurance program. The Acquisition Transaction involves our acquisition of additional ownership interests in a number of properties in which we already have ownership interests (i.e. properties which we and PXP jointly own). The cost of insuring these additional interests is directly attributable to the transaction and are expected to have a continuing impact on our operations. Because our property insurance coverage is scheduled on a property specific basis, the pro forma adjustment for this item was calculated using our current insurance rate factors relating to our existing property interests applied to the additional property interests to be acquired from PXP.
     The pro forma adjustment in footnote (g) relates to the estimated incremental state franchise taxes we expect to result from the transaction. A significant portion of the pending Acquisition and Financing Transactions will be classified within stockholders’ equity for tax reporting purposes. Our Louisiana state franchise tax obligation is derived by applying the applicable tax rate and the determined apportionment factor against our calculated franchise taxable base, which includes the recorded amount of stockholders’ equity for the tax reporting year. As a result, the level of increased stockholders’ equity expected to result from the Acquisition and Financing Transactions will increase our state franchise taxes prospectively.
     We believe that both of the adjustments referred to above comply with Rule 11-02 (b)(6) of Regulation S-X.
     Comment 14: We note that pro forma adjustments (e) and (f) relate to incremental charges associated with the acquisition of PXP’s interest in certain properties. Please revise your disclosure to more fully describe the nature and timing of such charges including the date on which the acquisition of the properties occurred and the date on which it was determined the incremental charge was necessary. As part of your response, please clarify why such pro forma adjustments are appropriate as it is unclear how incremental impairment and other charges meet the criteria for pro forma adjustment described in Rule 11-02(b)(6) of Regulation S-X.

Securities and Exchange Commission
November 5, 2010

     Response 14: We understand that Rule 11-02 (b)(6) of Regulation S-X requires that adjustments to the Pro Forma Income Statement include only those items that are directly attributable to the transaction, are expected to have a continuing impact, and are factually supportable. Pro forma adjustments (e) and (f) are included in the pro forma financial statements based on the fact that the proposed transaction with PXP involves our acquisition of additional ownership interests in a number of properties in which we already have ownership interests (i.e. properties which we and PXP jointly own).
     Specifically, the impairment charge reflected in pro forma adjustment (e) and the exploratory costs reflected in pro forma adjustment (f) reflect the following:
a.	The application of the successful efforts method of accounting for oil and gas exploration and production activities specified in ASC 932 “Extractive Activities-Oil and Gas”, which is followed by us.

b.	The assumption (required in Article 11 of Regulation S-X to reflect the proposed acquisition as of the beginning of the earliest period presented) that we had owned PXP’s interests in all acquired properties from January 1, 2009 forward, including those properties where we currently have ownership interests.
     Pro forma adjustments (e) and (f) reflect our historical application of the Successful Efforts Method of accounting to the ownership interests in properties McMoRan already owned also being applied in a consistent manner to the additional ownership interests in those same properties included in the proposed PXP transaction. Pro forma adjustment (e) reflects the incremental impairment charge that McMoRan would have recorded if McMoRan had owned PXP’s interest (since January 1, 2009) in a proved undeveloped property where updated drilling information resulted in a reduction of previously estimated reserves leading to an impairment of the related capitalized costs in the first quarter of 2010. Pro forma adjustment (f) reflects the incremental exploratory well drilling costs McMoRan would have incurred on various non-productive exploratory wells if, since January 1, 2009, we had owned PXP’s interest in those wells, in addition to our existing ownership interest, at the time those wells were determined to be non-productive.
     We believe these incremental charges are required to be reflected in the pro forma financial statements because they are directly attributable to the transaction, as they relate to the additional ownership interests being acquired, and are factually supportable. We believe the “continuing impact” requirement is met because such charges are recurring in the normal course of business for any oil and gas company following the Successful Efforts Method of accounting. In our case, during 2009 and through the first nine months of 2010 we recorded a total of $69.0 million of non-productive exploratory drilling costs and $157.3 million of impairment charges, and such charges can be expected to continue in the future depending on the results of exploratory drilling efforts, changes in oil and natural gas prices and various other factors. We believe it would be misleading to exclude the incremental charges relating to the additional ownership interests in the properties proposed to be acquired from PXP from the pro forma

Securities and Exchange Commission
November 5, 2010

financial statements, as excluding such charges would ignore the consequences of our increased ownership interests in the related properties. In addition, we believe inclusion of these pro forma adjustments is necessary in order to clearly show what our results of operations would have been assuming we had acquired PXP’s interests in the respective properties as of January 1, 2009, as required by Article 11 of Regulation S-X.
     As noted in our response to Comment 12 above, we have expanded the descriptions of footnotes (e) and (f) to state that the adjustments were determined under the successful efforts method of accounting, assuming that the acquisition transaction occurred as of January 1, 2009.

     The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.

Sincerely, /s/ Douglas N. Currault II Douglas N. Currault II Assistant General Counsel & Assistant Secretary

cc:	James R. Moffett Richard C. Adkerson John G. Amato Nancy D. Parmelee Kathleen L. Quirk

APPENDIX A
Background of the Acquisition
     We engage in the exploration, development and production of natural gas and oil in the shallow waters (less than 500 feet of water) of the Gulf of Mexico and onshore in the Gulf Coast area. Our exploration strategy is focused on targeting large structures on the “deep gas play,” and on the “ultra-deep play.” Deep gas prospects target large deposits at depths typically between 15,000 and 25,000 feet. Ultra-deep prospects target objectives at depths typically below 25,000 feet. We have one of the largest acreage positions in the shallow waters of these areas, with rights to approximately one million gross acres, including over 200,000 gross acres associated with the ultra-deep gas play below the salt weld. Our focused strategy enables us to make efficient use of our geological, engineering and operational expertise in these areas where we have more than 35 years of experience.
     We are an experienced and recognized industry leader in drilling deep and ultra-deep wells in the shallow waters of the Gulf of Mexico and onshore in the Gulf Coast area. Over the years, we have partnered with other industry participants to conduct our operations. Our partnership with PXP began in 2006 when we entered into an exploration agreement under which PXP agreed to participate with us in several deep gas exploration prospects. We entered into an additional exploration agreement with PXP in April 2008 pursuant to which PXP participated with us in ultra-deep exploration prospects. Since becoming our drilling partner in 2006, PXP has participated with us in six discoveries (including Flatrock and Davy Jones) on 13 prospects that have been drilled and evaluated. Additionally, PXP is participating in the Blackbeard East ultra-deep prospect currently in progress and the Lafitte ultra-deep prospect, which commenced drilling on October 3, 2010.
     In January 2010, we announced a major discovery at the Davy Jones ultra-deep prospect in the shallow waters of the Gulf of Mexico in which PXP participates. In addition to Davy Jones, we have identified a series of additional ultra-deep prospects in the shallow waters of the Gulf of Mexico. We recognized that our ability to capitalize on the success of our exploratory drilling activities and our ability to take advantage of additional opportunities for future exploration and development would require significant capital expenditures. Accordingly, during the first half of 2010, we began to evaluate, consider and pursue potential financing alternatives to fund our exploration and development program.
     In the aftermath of the BP oil spill in the deepwater Gulf of Mexico following the catastrophic explosion in April 2010 on the Deepwater Horizon drilling rig, there were significant uncertainties affecting all participants in the oil and gas industry in the Gulf of Mexico. In late May and early June 2010, the Chairman of PXP and the Co-Chairman, President and Chief Executive Officer of McMoRan discussed a potential combination of PXP’s Gulf of Mexico assets with McMoRan’s assets. McMoRan viewed the uncertainties affecting the oil and gas industry in the Gulf of Mexico as an opportunity to potentially increase its exposure in the region and subsequently retained an advisor to assist in the evaluation of PXP’s Gulf of Mexico portfolio.

Securities and Exchange Commission
November 5, 2010

      ~~In June~~On June 15, 2010, the Chairman of PXP and the Co-Chairman, President and Chief Executive Officer of McMoRan met at PXP’s office in Houston to further discuss a potential combination of PXP’s offshore assets with McMoRan’s assets. On June 21, 2010, we entered into a confidentiality agreement with PXP. ~~During June and July, McMoRan and its financial~~On June 22, 2010, McMoRan’s advisor, Hanover Advisors LLC, a financial consulting firm specializing in oil and gas (“Hanover”), discussed with the Chairman of PXP potential structures and valuations for combining PXP’s offshore assets with McMoRan’s assets.
     On July 9, 2010, management of McMoRan and PXP and their respective advisors met at PXP’s office in Houston to review PXP’s offshore operations and potential transaction structures, including possible financing structures. During July 2010, McMoRan and its advisor, Hanover, had discussions with PXP and its advisors regarding possible structures for a potential combination of PXP’s Gulf of Mexico assets with McMoRan’s assets. ~~In July 2010,~~During these discussions, PXP and McMoRan decided that ~~McMoRan would acquire only~~ the possible acquisition would be limited to PXP’s shallow water Gulf of Mexico assets in the potential transaction. In late July 2010, the parties shared views on valuation and other deal terms associated with McMoRan’s potential acquisition of PXP’s shallow water Gulf assets.
     ~~During the first week of August~~ On July 29, 2010, ~~we~~ management of McMoRan and PXP ~~determined the structure and framework for valuation, which included~~ and their respective advisors held a conference call to review McMoRan’s proposed valuation methodology for the transaction, which included values assigned to the proven reserves based on a discounted cash flow analysis and values assigned to potential future reserve additions based on McMoRan’s public market valuation. Because McMoRan already owned interests in the significant assets proposed to be acquired, the methodology considered McMoRan’s public market valuation, adjusted for the value of assets not jointly owned with PXP, as a basis to determine the implied market valuation of the PXP interests. A large portion of the value was assigned to the future potential of the exploration properties being acquired. In order for PXP to participate in the future economic risks and rewards of the acquired properties, McMoRan proposed that the consideration be paid principally in stock. The parties agreed to the conceptual valuation methodology and that the transaction would be conditioned upon the completion of significant new financing by McMoRan. The parties continued to engage in discussions about the portion of the consideration to be paid in cash as well as the effective date of the transaction.
     On August 4, 2010, McMoRan proposed the issuance of 51 million shares of ~~our~~ common stock and payment of $75 million in cash to PXP to acquire all of PXP’s interests and exploration rights in the shallow waters of the shelf of the Gulf of Mexico. This structure enables us to consolidate our participation in key exploration and production projects in the shallow waters of the Gulf of Mexico and provides PXP with continued participation in the significant potential of these opportunities consistent with PXP’s announced strategic objective of exiting the Gulf of Mexico. The proposed transaction was conditioned on both parties completing due diligence and negotiating definitive agreements, and our obtaining new financing in an amount equal to at least $600 million to fund our exploration and development program, including the anticipated increased capital costs given the increased size of our asset base following the transaction. On August 5, 2010, PXP advised McMoRan that it agreed to pursue a transaction in accordance with those terms and conditions.

Securities and Exchange Commission
November 5, 2010

     On August 6, 2010, PXP sent us requests for due diligence materials, which we provided for PXP’s review over the course of the following six weeks. We also sent PXP requests for due diligence materials, which PXP provided for our review over the course of the following six weeks. On August 8, 2010, PXP sent us a draft of the merger agreement for the proposed transaction, and on August 12, 2010, PXP sent us drafts of the ancillary agreements for the proposed transaction.
     On August 12, 2010, our board of directors met and authorized management to proceed with negotiating definitive agreements in connection with the proposed acquisition of PXP’s interests and exploration rights in the shallow waters of the Gulf of Mexico, the execution of which would be subject to our obtaining financing in an amount equal to at least $600 million.
     On August 18, 2010, representatives from Baker Botts L.L.P., McMoRan’s legal advisor, and Latham & Watkins LLP, PXP’s legal advisor, met telephonically to identify and discuss unresolved issues. Among the issues discussed were:

•	conditions to closing;

•	purchase price adjustments for cash generated after the August 1, 2010 effective date, and for title and environmental defects, exercises of preferential rights, casualty losses and failure to obtain required consents;

•	the scope of, and limitations on, post-closing indemnification provisions;

•	proposed nonsolicitation provisions restricting McMoRan’s right to solicit or discuss alternative transactions in certain circumstances; and

•	governance matters, including PXP’s proposed right to designate nominees for election to our board of directors.
     ~~During the remainder of August and early September 2010, we and PXP completed due diligence and negotiated~~ Over the following four weeks, Baker Botts, Latham & Watkins, Hanover, and members of McMoRan’s and PXP’s respective management teams negotiated the terms of the definitive agreements. During this time our management also continued to pursue financing alternatives and the McMoRan Special Committee continued its process.
     On September 8, 2010, Andrews Kurth LLP and Potter Anderson & Corroon, legal advisors to the McMoRan Special Committee, provided Baker Botts with comments to the nonsolicitation provisions in the definitive agreements. Baker Botts discussed these comments with Latham & Watkins over the course of the following week.
     On September 12, 2010, Baker Botts, Latham & Watkins, Hanover, and members of McMoRan’s and PXP’s respective management teams met telephonically to discuss remaining open issues. The participants reached substantive resolution on the significant unresolved points subject to PXP’s review of the agreements relating to McMoRan’s proposed financing.

Securities and Exchange Commission
November 5, 2010

     During the week of September ~~13,~~12, 2010, ~~our~~ McMoRan’s management ~~completed negotiation of the definitive agreements with PXP and~~ obtained commitments for $400 million in financing from the Institutional Investors. The McMoRan Special Committee also obtained a commitment for $500 million in financing from FCX. See “Proposal No. 2 — Background of the Transaction with FCX.” We provided drafts of the definitive documentation for the financing transactions to PXP on September 16 and 17, 2010.
     On September 17, 2010, we and PXP reached agreement on the terms of the McMoRan financing condition. Latham & Watkins and Baker Botts finalized the definitive agreements on September 18 and 19, 2010.
     On September 19, 2010, our board of directors met and, upon determining that it was advisable and in the best interests of the company and its stockholders, unanimously authorized (1) the acquisition of PXP’s shallow water Gulf of Mexico shelf assets for a combination of 51 million shares of our common stock and $75 million in cash through the mergers and (2) the sale of $400 million of convertible securities to the Institutional Investors. Also on September 19, 2010, McMoRan’s Special Committee met and, upon determining that it was advisable and in the best interests of the company and its stockholders, unanimously approved the FCX Transaction and authorized, among other things and subject to certain conditions the FCX Issuance (subject and conditioned upon the receipt of requisite stockholder approval) and the execution and delivery of the FCX Transaction Documents.

APPENDIX B
Background of the Transaction with FCX
     We engage in the exploration, development and production of natural gas and oil in the shallow waters (less than 500 feet of water) of the Gulf of Mexico and onshore in the Gulf Coast area. Our exploration strategy is focused on targeting large structures on the “deep gas play,” and on the “ultra-deep play.” Deep gas prospects target large deposits at depths typically between 15,000 and 25,000 feet. Ultra-deep prospects target objectives at depths typically below 25,000 feet. We have one of the largest acreage positions in the shallow waters of these areas, with rights to approximately one million gross acres, including over 200,000 gross acres associated with the ultra-deep gas play below the salt weld. Our focused strategy enables us to make efficient use of our geological, engineering and operational expertise in these areas where we have more than 35 years of experience. We are an experienced and recognized industry leader in drilling deep and ultra-deep wells in the shallow waters of the Gulf of Mexico and onshore in the Gulf Coast area.
     In January 2010, we announced a major discovery at the Davy Jones ultra-deep prospect in the shallow waters of the Gulf of Mexico in which PXP participates. In addition to Davy Jones, we have identified a series of additional ultra-deep prospects in the shallow waters of the Gulf of Mexico. We recognized that our ability to capitalize on the success of our exploratory drilling activities and our ability to take advantage of additional opportunities for future exploration and development would require significant capital expenditures. Accordingly, during the first half of 2010, we began to evaluate, consider and pursue potential financing alternatives to fund our exploration and development program.
     On May 3, 2010, our board of directors held a regular meeting at which it discussed McMoRan’s financing alternatives, including the potential of FCX becoming an investor in the company. The board recognized that a special committee would need to be formed to evaluate a potential financing transaction with FCX.
     On June 8, 2010, our board of directors appointed a special committee of independent directors (the “McMoRan Special Committee”) comprised of A. Peyton Bush, III and William P. Carmichael. Our board of directors delegated to the McMoRan Special Committee the full power and authority of the board to, among other things, (1) consider and evaluate an FCX financing transaction, (2) negotiate the terms of any potential FCX financing transaction, (3) reject any possible FCX financing transaction, and (4) enter into a financing transaction with FCX without further action of the board. Neither member of the McMoRan Special Committee is an officer or employee of McMoRan, an officer, director or employee of FCX or an affiliate of either McMoRan or FCX or a holder of any ownership interest in McMoRan (other than McMoRan common stock) or in FCX, and each member of the McMoRan Special Committee meets the independence and experience standards established by the NYSE and any applicable laws and regulations.
     While Messrs. Bush and Carmichael have limited tenures as directors of McMoRan, both directors are independent and have extensive finance and investment experience that was

Securities and Exchange Commission
November 5, 2010

appropriate for their oversight of McMoRan’s efforts to evaluate a potential FCX financing transaction from an independent perspective.
     Mr. Bush is an experienced financial leader, with an extensive background in banking and financial consulting. He has served as a director of McMoRan since June 8, 2010. Mr. Bush has served as President and Chief Executive Officer of Hibernia Homestead Bancorp since June 2008 and of Hibernia Homestead Bank since July 2004. Prior to serving in this capacity, Mr. Bush served as a financial consultant with Chaffe & Associates, New Orleans, Louisiana from 2003 until July 2004 and with School Street Capital Group, Boston, Massachusetts from 2000 to 2002. Prior to 2000, Mr. Bush served as President, Chief Executive Officer and Director of Jefferson Guaranty Bank, Metairie, Louisiana and in various executive capacities with First National Bank of Commerce, New Orleans, Louisiana. Our board determined that Mr. Bush’s background in banking and financial consulting, combined with his extensive knowledge of investment principles and capital markets, provided him with the qualifications and skills necessary to serve as a valuable member of the McMoRan Special Committee.
     Mr. Carmichael is also an experienced financial leader, with extensive experience in corporate finance, accounting, and financial management. He has also served as a director of McMoRan since June 8, 2010. Mr. Carmichael currently serves as Chairman of the Board of Trustees of the Columbia Funds Series Trust, Columbia Funds Series Trust II, Columbia Funds Master Investment Trust, and Columbia Funds Variable Insurance Trust I. From 1998 to 2001 Mr. Carmichael was Senior Managing Director of The Succession Fund, which he co-founded in 1998. Prior to The Succession Fund, Mr. Carmichael served for 26 years in various financial positions with global consumer product companies, including Senior Vice President of Sara Lee Corporation from 1991 to 1993, Senior Vice President of Beatrice Foods from 1984 to 1990, Chief Financial Officer of Beatrice Foods from 1987 to 1990, and from 1973 to 1984 as Vice President of Esmark, Inc. Mr. Carmichael has served as a director of Cobra Electronics Corporation since 1994, and during the past five years he also has served as a director of Spectrum Brands (formerly Rayovac Corporation; from August 2002 to August 2009), and Simmons Company (from May 2004 to January 2010). Our board determined that Mr. Carmichael’s extensive experience in corporate finance, accounting, and financial management, combined with his experience serving on boards of other public companies, provided him with the qualifications and skills necessary to serve as a valuable member of the McMoRan Special Committee.
     During the month of June 2010, the McMoRan Special Committee held six meetings on June 17th, June 20th, June 23rd, June 27th, June 28th and June 29th. The principal purpose of these meetings was to interview and to select independent legal and financial advisors to assist in the Special Committee’s evaluation. The Special Committee interviewed two law firms and assessed their qualifications, expertise and relevant experience, as well as independence with respect to both McMoRan and FCX. At the June 17th meeting, the McMoRan Special Committee unanimously selected Andrew Kurth LLP (“Andrews & Kurth”) to serve as the Committee’s legal advisors. Three financial advisory firms made presentations to the Special Committee with respect to their qualifications, expertise and relevant experience, as well as their independence with respect to both McMoRan and FCX. At the June 29th meeting, the McMoRan Special Committee unanimously selected Tudor, Pickering, Holt & Co. (“Tudor Pickering”).

Securities and Exchange Commission
November 5, 2010

     On July 9, 2010, the McMoRan Special Committee held a meeting for the principal purposes of (1) introducing the McMoRan Special Committee, Andrews Kurth and representatives of Tudor Pickering to certain officers of McMoRan, including Nancy Parmelee, Senior Vice President, Chief Financial Officer and Secretary, Kathleen Quirk, Senior Vice President and Treasurer, and John Amato, General Counsel (the “McMoRan Officers”), and (2) obtaining from the McMoRan Officers an initial overview of information for the McMoRan Special Committee and its advisors regarding McMoRan, FCX, and the possible investment in McMoRan by FCX. The McMoRan Officers described McMoRan’s ultra-deep shallow water drilling in the Gulf of Mexico, in general, and its recent Davy Jones discovery, in particular, and the anticipated development schedule and capital needs for Davy Jones and McMoRan’s other prospects over the next five years. The McMoRan Officers departed after their presentation and Tudor Pickering then provided the McMoRan Special Committee with an initial overview of McMoRan’s current capital structure and a discussion of the types of securities that might best satisfy McMoRan’s needs. Andrews Kurth then presented the McMoRan Special Committee with an overview of the New York Stock Exchange rules and Delaware law issues that could impact the proposed financing by FCX, including a discussion of stockholder approval requirements and possible implications of the issuance of a significant percentage of shares of McMoRan’s stock to FCX.
     On July 16, 2010, the McMoRan Special Committee held a meeting and received an update from Tudor Pickering and Andrews Kurth regarding follow-up discussions with McMoRan management from the July 9th meeting. The parties discussed the proposed timing of the McMoRan Special Committee’s review and the delivery and negotiation of a term sheet with FCX.
     On July 21, 2010, the McMoRan Special Committee held a meeting for the principal purpose of discussing the draft engagement letter and fee proposal of Tudor Pickering.
     On July 26, 2010, the McMoRan Special Committee held a meeting to receive a presentation from Tudor Pickering on its financial analysis of McMoRan and potential financing structures for a possible investment by FCX. Tudor Pickering’s presentation included a discussion of the following matters, among other things: (1) an overview of analyst commentary on McMoRan; (2) a market update, with focus on oil and natural gas in the Gulf of Mexico; (3) an overview of recent capital markets activity, with focus on the energy sector, including activity among upstream energy companies; (4) an overview of recent financing transactions by energy companies; (5) a presentation of the financial model; and (6) an overview of an array of financing alternatives. Andrews Kurth then discussed with the McMoRan Special Committee the important role that governance rights and restrictions would likely play in the potential financing transaction with FCX.
     On July 28, 2010, the McMoRan Special Committee held a meeting for the principal purpose of selecting an independent Delaware law firm to advise the McMoRan Special Committee on matters of Delaware law. At the request of the McMoRan Special Committee,

Securities and Exchange Commission
November 5, 2010

Potter Anderson & Corroon LLP (“Potter Anderson”) made a presentation with respect to their qualifications and capabilities to serve as special Delaware counsel to the McMoRan Special Committee. During its presentation, Potter Anderson addressed its qualifications, expertise and relevant experience, as well as its independence with respect to both McMoRan and FCX. Potter Anderson also discussed the scope of the McMoRan Special Committee’s mandate and the advisability of seeking a broader mandate so that the McMoRan Special Committee could explore alternative financing transactions that either did not involve FCX or included third party investors in a financing transaction with FCX. Following this discussion, the McMoRan Special Committee instructed Andrews Kurth to request that the board of directors of McMoRan expand the mandate of the McMoRan Special Committee to permit it to consider alternative financing transactions with third parties. Following Potter Anderson’s departure from the meeting, the McMoRan Special Committee unanimously agreed to engage Potter Anderson to serve as special Delaware counsel to the McMoRan Special Committee.
     On July 29, 2010, the McMoRan Special Committee held a meeting and received an analysis of possible common and preferred equity alternative structures for an investment from FCX. Tudor Pickering’s presentation included a discussion of the following matters, among other things: (1) McMoRan’s exploration expense line items; (2) a two-year outlook for certain companies that have recently undertaken financings to pre-fund future capital expenditures; and (3) an overview of the gas supply forecast through the fourth quarter of 2011. Andrews Kurth also advised that it had requested that the McMoRan board of directors grant an expanded scope of authority to consider alternative financing transactions with third parties.
     During meetings on July 30 and August 2, 2010, the McMoRan Special Committee and its legal and financial advisors discussed the benefits to be derived from contacting third party investors, including identifying and considering alternatives to the proposed investment by FCX, negotiating the terms of any investment by FCX and determining whether the terms of any investment by FCX were market-based and otherwise advisable. Tudor Pickering discussed with the Committee a potential process to contact third party investors. Andrews Kurth and Potter Anderson discussed with the McMoRan Special Committee the benefits of receiving a fairness opinion from a reputable and independent financial advisor. Andrews Kurth also recommended that the McMoRan Special Committee engage a second financial advisor to render the fairness opinion in addition to Tudor Pickering’s arm’s-length opinion for any financing transaction with FCX. Based on the discussions, the McMoRan Special Committee agreed that, under the circumstances, engaging a second financial advisor appeared advisable and instructed Andrews Kurth to prepare a list of potential candidates for the McMoRan Special Committee’s consideration.
     On August 10, 2010, McMoRan’s management advised the McMoRan Special Committee of the proposed PXP transaction and the related financing requirements. McMoRan’s management also advised the McMoRan Special Committee of the status of management’s financing discussions with parties other than FCX.
     On August 12, 2010, our board of directors met and authorized management to proceed with negotiating definitive agreements in connection with the proposed acquisition of PXP’s

Securities and Exchange Commission
November 5, 2010

interests and exploration rights in the shallow waters of the Gulf of Mexico, the execution of which would be subject to our obtaining financing in an amount equal to at least $600 million.
     On August 24, 2010, the McMoRan board of directors expanded the scope of the McMoRan Special Committee’s authority to permit the McMoRan Special Committee to, among other things, (1) review and evaluate potential alternative financing transactions not involving FCX, (2) negotiate directly with third parties regarding the terms and conditions of any alternative financing transaction not involving FCX, and (3) consider whether to recommend to our board of directors any alternative financing transaction not involving FCX. This authorization of the McMoRan Special Committee’s expanded authority contemplated that management would continue to pursue financing alternatives, subject to management apprising the McMoRan Special Committee of any proposals developed with third parties and providing the McMoRan Special Committee information requested by the McMoRan Special Committee so that the McMoRan Special Committee could take such information into account in connection with its work.
     On August 30, 2010, the McMoRan Special Committee held a meeting to discuss the status of McMoRan’s proposed acquisition of assets from PXP and a potential investment in McMoRan by FCX. Following Andrews Kurth’s report on the proposed PXP and FCX transactions, Tudor Pickering discussed with the McMoRan Special Committee its updated analysis related to a possible financing transaction with the FCX. Tudor Pickering’s presentation included a discussion of the following matters, among other things: (1) an overview of McMoRan’s operations and stock price since Tudor Pickering’s last presentation; (2) an update on recent capital market activity and a discussion of commodity activity since Tudor Pickering’s last presentation; (3) a presentation and discussion of changes to the financial model since Tudor Pickering’s last presentation; and (4) a discussion of potential pricing and structure alternatives for the FCX transaction. Based on the presentation by Tudor Pickering and the expected terms of a transaction between McMoRan and PXP, the McMoRan Special Committee then instructed Andrews Kurth to finalize and deliver a proposed term sheet to FCX for an investment of $600 million in a combination of common stock and convertible perpetual preferred stock. The Special Committee also discussed contacting potential third party investors. Tudor Pickering reviewed potential third party investors that it believed to be the most viable candidates to engage in a financing transaction such as that being proposed by McMoRan. The McMoRan Special Committee instructed Tudor Pickering to contact the recommended third party investors.
     On September 8, 2010, the McMoRan Special Committee held two meetings to review information regarding the efforts of McMoRan’s management to seek an investment in McMoRan by the Institutional Investors. The McMoRan Special Committee and its advisors reviewed the status of negotiations by McMoRan’s management with the Institutional Investors for convertible securities of McMoRan. The McMoRan Special Committee and its advisors discussed the fact that the Institutional Investor financing was at present in addition to, and not to the exclusion of, any potential financing between FCX and McMoRan. The McMoRan Special Committee also discussed certain provisions of the draft transaction documents relating to McMoRan’s proposed acquisition of assets from PXP, including the nonsolicitation provision. The McMoRan Special Committee requested Andrews Kurth to schedule telephonic interviews with each of the proposed financial advisory firms to be engaged to render a fairness opinion for a possible FCX transaction.

Securities and Exchange Commission
November 5, 2010

     On September 10, 2010, the McMoRan Special Committee met to receive an update from Tudor Pickering on the status of the potential investment in McMoRan by the Institutional Investors. Tudor Pickering reported on its discussions with McMoRan management and reviewed the proposed terms of the convertible securities proposed to be acquired by the Institutional Investors.
     On September 13, 2010, the McMoRan Special Committee held a meeting for the principal purpose of permitting two financial advisory firms to make presentations (via teleconference) with respect to their qualifications and capabilities to prepare and deliver a fairness opinion to the McMoRan Special Committee in connection with a possible investment by FCX. During their meetings, each financial advisory firm addressed its qualifications, expertise and relevant experience, its proposed fee structure and its independence with respect to both McMoRan and FCX. Following a discussion of such advisory firms among the McMoRan Special Committee and Andrews Kurth, the McMoRan Special Committee unanimously selected Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) as the advisor to prepare and deliver the fairness opinion in connection with the potential investment by FCX.
     At a second meeting of the McMoRan Special Committee held on September 13, 2010, Tudor Pickering informed the McMoRan Special Committee that McMoRan management continued to advance negotiations with the Institutional Investors. Tudor Pickering reported on the terms of the financing that McMoRan management was negotiating with the Institutional Investors. Tudor Pickering then provided the McMoRan Special Committee with an update of its conversations with the proposed third party investors that the McMoRan Special Committee had previously instructed Tudor Pickering to contact. Tudor Pickering advised that these parties were not interested in engaging in a financing transaction with McMoRan at that time. The McMoRan Special Committee determined not to contact additional third party investors.
     On September 14 and September 15, 2010, the McMoRan Special Committee held meetings to discuss the terms set forth in the revised term sheet received from the special committee of the board of directors of FCX. Tudor Pickering informed the McMoRan Special Committee that McMoRan management expected $400 million in commitments from the Institutional Investors and that management indicated a desire to increase the total financing amount to $800 million. Tudor Pickering reported to the McMoRan Special Committee that the advisors to the FCX special committee indicated FCX’s preference to invest $800 million in a convertible perpetual preferred stock. The McMoRan Special Committee and its advisors then discussed the anticipated negotiating process with FCX and the benefits that the proposed investment by the Institutional Investors might have on that process. The McMoRan Special Committee and its advisors also discussed the various terms of FCX’s revised term sheet, including those terms that required further negotiation. The parties reviewed items to be included in a revised term sheet to FCX. At the meeting on September 14, the McMoRan Special Committee determined it was advisable, in connection with countering FCX’s revised term sheet, to inform the FCX special committee of the terms of the proposed investment by the Institutional Investors and instructed Tudor Pickering to do so. Following the FCX special committee’s

Securities and Exchange Commission
November 5, 2010

receipt of the financial terms of the Institutional Investors, the special committees of McMoRan and FCX agreed on September 15, 2010 to the financial terms of FCX’s $500 million investment in perpetual preferred stock, subject to reaching agreement on the term sheet. The McMoRan Special Committee then instructed Andrews Kurth to prepare and distribute to the FCX special committee a revised term sheet consistent with the McMoRan Special Committee’s instructions.
     On September 16, 2010, the McMoRan Special Committee held three meetings. Tudor Pickering provided a report on the agreed financial terms of the FCX and Institutional Investors transactions. The Committee discussed the outstanding governance provisions with Andrews Kurth and Potter Anderson. The parties formulated a response to the second revised term sheet received that day from the special committee of the board of directors of FCX. The McMoRan Special Committee instructed Andrews Kurth to prepare and distribute the revised term sheet to the FCX special committee. At a third meeting held on September 16, 2010, Andrews Kurth reported on the FCX special committee’s response to the McMoRan Special Committee’s revised term sheet. Following a discussion, the McMoRan Special Committee directed Andrews Kurth to finalize the outstanding terms with the legal advisors to the FCX committee.
     On September 18, 2010, the McMoRan Special Committee held a meeting for the principal purpose of preparing for the meeting of the McMoRan Special Committee on September 19, 2010 at which the McMoRan Special Committee would receive the opinions from its financial advisors and consider approval of the FCX Transaction. The McMoRan Special Committee discussed with its legal and financial advisors the terms of the various transaction documents and the stockholder vote that was required to approve the issuance of shares of McMoRan stock to FCX. Following this discussion, the McMoRan Special Committee concluded that the definitive agreements with FCX would require the approval of the FCX Issuance by a majority of the votes cast at the applicable meeting of the McMoRan stockholders, excluding the vote of the shares held by James R. Moffett, Richard C. Adkerson, Nancy Parmelee, Kathleen Quirk, Robert A. Day, Gerald J. Ford, H. Devon Graham, Jr., and B. M. Rankin, Jr.
     On September 19, 2010, McMoRan’s Special Committee met and, upon determining that it was advisable and in the best interests of the company and its stockholders, unanimously approved the FCX Transaction and authorized, among other things and subject to certain conditions the FCX Issuance (subject and conditioned upon the receipt of requisite stockholder approval) and the execution and delivery of the FCX Transaction Documents. Also on September 19, 2010, the McMoRan board of directors met and, upon determining that it was advisable and in the best interests of the company and its stockholders, unanimously authorized (1) the acquisition of PXP’s shallow water Gulf of Mexico shelf assets for a combination of 51 million shares of our common stock and $75 million in cash through the mergers and (2) the sale of $400 million of convertible securities to the Institutional Investors.